Chicago Key Market

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN CHICAGO
In 2019 Dollars, Since Inception*
53	$742.8M	$1.7B	$10M	12,151

Projects	HIT Investment Amount	Total Development Cost	Building America NMTC Allocation	Housing Units Created or Preserved
$154.7M	$3.1B	18.3M	18,590	$1.2B

State and Local Tax Revenue Generated	Total Economic Impact	Hours of Union Construction Work	Total Jobs Across Industries	Total Wages and Benefits

*Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of September 30, 2020. Economic impact data is in 2019 dollars and all other figures are nominal.

Investors should consider the HIT's investment objectives, risks and expenses carefully before investing. Investors may view the HIT's current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing.